February 6, 2025

Haogang Yang
Chief Executive Officer
Global Mofy AI Ltd
No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town Gaobeidian Township, Chaoyang District, Beijing
People   s Republic of China, 100000

       Re: Global Mofy AI Ltd
           Registration Statement on Form F-3
           Filed January 28, 2025
           File No. 333-284554
Dear Haogang Yang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at
202-551-
3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Yuning    Grace    Bai, Esq.